Exhibit 5.1

ARNALL GOLDEN GREGORY LLP

171 17TH STREET, NW

SUITE 2100

ATLANTA, GEORGIA 30363-1031

TELEPHONE (404) 873-8500 – FACSIMILE (404) 873-8501

October 30, 2013

Galectin Therapeutics Inc.

4960 Peachtree Industrial Boulevard, Suite 240

Norcross, Georgia 30071

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

This opinion is rendered in connection with the proposed issue and sale by Galectin Therapeutics Inc., a Nevada corporation (the “Company”), of the Company’s Common Stock, $0.001 par value (the “Shares”), having an aggregate offering price of up to $30.0 million from time to time pursuant to an At Market Issuance Sales Agreement dated October 25, 2013, issued pursuant to the Company’s Registration Statement on Form S-3, file no. 333-172849 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), and the prospectus supplement utilized in connection therewith. We have acted as counsel for the Company in connection with the issuance and sale of the Shares by the Company.

In rendering the opinion contained herein, we have relied in part upon examination of the Company’s corporate records, documents, certificates and other instruments and the examination of such questions of law as we have considered necessary or appropriate for the purpose of this opinion. Based upon the foregoing, we are of the opinion that the Shares have been validly authorized and, upon receipt in full of the consideration for the Shares, with a value equal to or in excess of the par value thereof, the Shares will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement. This consent is not to be construed as an admission that we are a party whose consent is required to be filed with the Registration Statement under the provisions of the Act.

Sincerely,

/s/ Arnall Golden Gregory LLP
ARNALL GOLDEN GREGORY, LLP